Via Edgar

July 20, 2018

Mr. Robert F. Telewicz, Jr.

Branch Chief, Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phillips Edison & Company

Form 10-K for the year ended December 31, 2017

Filed March 30, 2018

File No. 000-54691

Dear Mr. Telewicz:

Phillips Edison & Company (the “Company”) has received your letter, dated July 13, 2018 (the “Comment Letter”), regarding the Form 10-K for the year ended December 31, 2017 of the Company, and is responding to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Comment Letter. For your convenience, we have reproduced the Staff’s comment below and have respectfully provided our response accordingly.

Form 10-K for the year ended December 31, 2017

Notes to Consolidated Financial Statements

3. PELP Acquisition, page F-13

1.	We note that several pre-existing relationships were terminated or settled in conjunction with the acquisition of PELP. Please tell us how you evaluated the guidance in ASC 805-10-25-20 through 21 in determining your accounting for the transaction.

Company Response

On October 4, 2017, the Company completed a transaction to acquire certain real estate assets, the third-party investment management business, and the captive insurance company of Phillips Edison Limited Partnership (“PELP”) in exchange for equity and cash (the “PELP transaction”). Prior to that date, the Company’s advisor was Phillips Edison NTR LLC (“PE-NTR” or the “advisor”), which was directly or indirectly owned by PELP. Under the terms of the advisory agreement, dated September 1, 2017, between PE-NTR and the Company (the “Advisory Agreement”), PE-NTR was responsible for the management of the Company’s day-to-day activities and the implementation of the Company’s investment strategy. The Company’s management was internalized, and its relationship with PE-NTR acquired, as part of the PELP transaction.

Additionally, prior to the close of the PELP transaction, all of the Company’s real properties were managed and leased by the Company’s former property manager, Phillips Edison & Company, Ltd. (the “property manager”), which was also wholly owned by PELP, under the terms of an amended and restated property management, leasing, and construction management agreement, dated June 1, 2014, between the property manager and the Company (the “Property Management Agreement”). The Company’s property management was internalized, and its relationship with the property manager was acquired, as part of the PELP transaction.

As the Company had contractual relationships with the aforementioned entities, which were either directly or indirectly owned by PELP prior to the PELP transaction, we considered the provisions of ASC 805-10-25-20 through 21 regarding the settlement of pre-existing relationships. This guidance provides that a transaction that in effect settles pre-existing relationships between the acquirer and acquiree should be evaluated under the guidance set forth in ASC 805-10-55-20 through 55-23 for possible gain/loss recognition.

In applying the relevant guidance to the settlement of the Company’s contractual relationships with the advisor and the property manager, we noted that the provisions of both the Advisory Agreement as well as the Property Management Agreement provided both parties to each of the agreements with substantial termination rights. The Advisory Agreement permitted either party to terminate without cause or penalty upon 60 days’ prior written notice, and the Property Management Agreement permitted either party to terminate without cause or penalty upon 30 days’ prior written notice. Therefore, the Company determined that neither the termination of the Advisory Agreement nor the termination of the Property Management Agreement resulted in a settlement gain or loss under the relevant guidance, and thus no gain or loss was recorded in the consolidated financial statements.

In connection with this response, the Company acknowledges that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of any action by the Staff.

We appreciate the Staff's consideration of our response to the above comment. Should you have any questions or wish to discuss further, please call either myself at (212) 379-3158 or the Company’s Chief Accounting Officer, Jennifer Robison, at (513) 746-2580.

Sincerely,

/s/ Devin I. Murphy

Devin I. Murphy

Chief Financial Officer